May 3, 2010
VIA EDGAR
John Reynolds, Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E., Mail Stop 3561
Washington, DC 20549

Re:	Skechers U.S.A., Inc. — File No. 1-14429
Dear Mr. Reynolds:
     This letter sets forth the response of Skechers U.S.A., Inc. (the “Company”) to your letter dated April 19, 2010 in connection with the Form 10-K for the fiscal year ended December 31, 2009 filed by the Company. To facilitate your review, we have reproduced your comment in bold italics below and have provided our response immediately following the comment.
Form 10-K for the Year Ended December 31, 2009
Exhibits
1. It appears that Exhibits 10.9, 10.10, 10.11, and 10.20 have not been filed in their entirety. In your next periodic filing, please file these exhibits in their entirety.
     Response: We note the Staff’s comment and advise the Staff that Exhibits 10.9, 10.10, 10.11 and 10.20 will be filed in their entirety, including all of exhibits and schedules, in our next periodic filing, although certain information will be redacted and confidentiality treatment requests will be submitted to the Staff with respect to such information. Please note that Schedule 1.1 of Defined Terms that was filed as Exhibit 10.10 will be included as part of the entire material contract under Exhibit 10.9 when it is re-filed in our next periodic filing. We shall also comply with this comment as it applies to all material contracts to be filed with periodic filings in the future.
     In connection with responding to your comment letter, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any additional questions or comments, please do not hesitate to contact Ted Weitzman in our legal department at (310) 318-3100.

Very truly yours, Skechers U.S.A., Inc.
By:	/s/ David Weinberg
	Name:	David Weinberg
	Title:	Chief Financial Officer

cc:	Robert Greenberg Philip Paccione Ted Weitzman Susann Reilly, Division of Corporation Finance Pam Howell, Division of Corporation Finance